Exhibit 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2016

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Financial Position
(unaudited in thousands of U.S. dollars)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents (Note 19)	$209,565	$133,963
Short-term investments (Note 5)	35,708	92,678
Trade and other receivables (Note 4)	119,959	87,041
Income taxes receivable	13,328	27,373
Inventories (Note 6)	228,967	204,361
Derivative financial instruments (Note 4)	160	—
Prepaid expenses and other current assets	8,477	6,748
	616,164	552,164
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,195,829	1,145,221
Long-term refundable tax	13,726	8,994
Deferred tax assets	2,085	3,730
Investment in associates (Note 9)	30,283	1,450
Other assets (Note 10)	444	421
Goodwill (Note 8)	3,057	3,057
Total Assets	$1,861,588	$1,715,037

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$134,244	$112,829
Loans payable (Note 12)	5,214	19,578
Derivative financial instruments (Note 4)	3,409	2,835
Provisions (Note 13)	9,212	8,979
Current portion of finance lease (Note 14)	2,611	2,238
Income tax liabilities	27,311	13,481
	182,001	159,940
Non-current liabilities
Provisions (Note 13)	50,450	45,892
Deferred tax liabilities	159,943	142,127
Long-term portion of finance lease (Note 14)	3,003	1,759
Long-term debt (Note 15)	36,200	36,200
Deferred revenue (Note 9)	7,595	—
Other long-term liabilities (Note 16)	31,632	30,503
Share purchase warrants (Note 9)	11,663	—
Total Liabilities	482,487	416,421

Equity
Capital and reserves (Note 17)
Issued capital	2,302,378	2,298,390
Share option reserve	22,739	22,829
Investment revaluation reserve	2,612	(458)
Deficit	(950,934)	(1,023,539)
Total Equity attributable to equity holders of the Company	1,376,795	1,297,222
Non-controlling interests	2,306	1,394
Total Equity	1,379,101	1,298,616
Total Liabilities and Equity	$1,861,588	$1,715,037
Commitments and Contingencies (Notes 4, 24) See accompanying notes to the condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON November 14, 2016

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

2

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Income (Loss)
(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue (Note 20)	$233,646	$159,414	$584,179	$511,728
Cost of sales
Production costs (Note 21)	(103,003)	(143,337)	(317,867)	(404,158)
Depreciation and amortization	(33,797)	(36,722)	(92,923)	(113,928)
Royalties	(8,351)	(5,351)	(23,466)	(17,960)
	(145,151)	(185,410)	(434,256)	(536,046)
Mine operating earnings (loss)	$88,495	$(25,996)	$149,923	$(24,318)

General and administrative	(5,219)	(1,639)	(18,071)	(12,137)
Exploration and project development	(4,316)	(3,372)	(8,266)	(9,620)
Foreign exchange losses	(1,279)	(3,679)	(4,613)	(9,033)
Impairment charge (Note 8)	—	(28,756)	—	(28,756)
(Losses) gains on commodity, diesel fuel swaps, and foreign currency contracts (Note 4)	(2,738)	(810)	(3,234)	1,675
Gain on sale of mineral properties, plant and equipment (Note 7)	253	62	18,305	334
Gain on sale of Portfolio assets (Note 9)	6,638	—	6,638	—
Other income (expense)	(386)	(4,080)	(1,712)	(4,320)
Earnings (loss) from operations	81,448	(68,270)	138,970	(86,175)

Gain on derivatives (Note 4)	—	—	—	274
Investment income	431	438	979	1,067
Interest and finance expense (Note 22)	(2,476)	(1,449)	(6,821)	(5,923)
Earnings (loss) before income taxes	79,403	(69,281)	133,128	(90,757)
Income tax (expense) recovery (Note 23)	(35,963)	1,767	(53,587)	(3,841)
Net earnings (loss) for the period	$43,440	$(67,514)	$79,541	$(94,598)

Attributable to:
Equity holders of the Company	$42,766	$(67,048)	$78,308	$(93,741)
Non-controlling interests	674	(466)	1,233	(857)
	$43,440	$(67,514)	$79,541	$(94,598)

Earnings (loss) per share attributable to common shareholders (Note 18)
Basic earnings (loss) per share	$0.28	$(0.44)	$0.51	$(0.62)
Diluted earnings (loss) per share	$0.28	$(0.44)	$0.51	$(0.62)
Weighted average shares outstanding (in 000’s) Basic	152,198	151,653	152,070	151,647
Weighted average shares outstanding (in 000’s) Diluted	152,683	151,653	152,443	151,647
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(unaudited in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net earnings (loss) for the period	$43,440	$(67,514)	$79,541	$(94,598)
Items that may be reclassified subsequently to net earnings:
Unrealized net gains (losses) on available for sale securities (net of $nil tax in 2016 and 2015)	802	(1,087)	3,063	(1,203)
Reclassification adjustment for realized (gains) losses on equity securities included in earnings (net of $nil tax in 2016 and 2015)	(1)	874	7	1,127
Total comprehensive income (loss) for the period	$44,241	$(67,727)	$82,611	$(94,674)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	$43,567	$(67,261)	$81,378	$(93,817)
Non-controlling interests	674	(466)	1,233	(857)
Total comprehensive income (loss) for the period	$44,241	$(67,727)	$82,611	$(94,674)
See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cash flow from operating activities
Net earnings (loss) for the period	$43,440	$(67,514)	$79,541	$(94,598)

Current income tax expense (Note 23)	15,392	2,387	34,190	8,740
Deferred income tax expense (recovery) (Note 23)	20,571	(4,154)	19,397	(4,899)
Interest expense (income) (Note 22)	249	(113)	1,224	2,474
Depreciation and amortization	33,797	36,722	92,923	113,928
Impairment charge (Note 8)	—	28,756	—	28,756
Accretion on closure and decommissioning provision (Note 22)	1,481	809	3,273	2,429
Unrealized losses on foreign exchange	131	3,185	1,620	2,179
Share-based compensation expense	1,682	781	3,240	2,343
Losses (gains) on commodity, diesel fuel swaps, and foreign currency contracts (Note 4)	2,738	810	3,234	(1,675)
Gain on derivatives (Note 4)	—	—	—	(274)
Losses from investments in associates (Note 9)	538	—	538	—
Gain on sale of mineral properties, plant and equipment	(6,891)	(62)	(24,943)	(334)
Net realizable value adjustment for inventory	(19,568)	16,374	(32,100)	5,833
Changes in non-cash operating working capital (Note 19)	7,295	6,659	(7,828)	13,776
Operating cash flows before interest and income taxes	100,855	24,640	174,309	78,678

Interest paid	(321)	(510)	(753)	(3,649)
Interest received	435	506	976	910
Income taxes received (paid)	1,377	8,230	(5,396)	(10,648)
Net cash generated from operating activities	$102,346	$32,866	$169,136	$65,291

Cash flow from investing activities
Payments for mineral properties, plant and equipment	(48,517)	(31,026)	(146,184)	(93,030)
Net proceeds (payments) from sales of short term investments	19,376	(18,410)	60,069	73,048
Proceeds from sale of mineral properties, plant and equipment	470	253	15,581	544
Net (payments) proceeds from commodity and foreign currency contracts	(1,028)	949	(2,820)	1,521
Other proceeds	—	388	—	555
Net cash used in investing activities	$(29,699)	$(47,846)	$(73,354)	$(17,362)

Cash flow from financing activities
Proceeds from issue of equity shares	1,494	—	2,303	—
Distributions to non-controlling interests	(107)	(248)	(321)	(529)
Dividends paid	(1,903)	(7,586)	(5,703)	(34,124)
(Payment of) proceeds from short term loans	(11,628)	(4,188)	(14,364)	2,345
Payment of equipment leases	(824)	(558)	(2,322)	(6,960)
Net cash used in financing activities	$(12,968)	$(12,580)	$(20,407)	$(39,268)
Effects of exchange rate changes on cash and cash equivalents	(16)	192	227	445
Net increase (decrease) in cash and cash equivalents	59,663	(27,368)	75,602	9,106
Cash and cash equivalents at the beginning of the period	149,902	182,667	133,963	146,193
Cash and cash equivalents at the end of the period	$209,565	$155,299	$209,565	$155,299
Supplemental cash flow information (Note 19)
See accompanying notes to the condensed interim consolidated financial statements.

4

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Changes in Equity
(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2014	151,643,372	$2,296,672	$22,091	$(485)	$(755,186)	$1,563,092	$6,845	$1,569,937
Total comprehensive loss
Net loss for the year	—	—	—	—	(226,650)	(226,650)	(4,906)	(231,556)
Other comprehensive income	—	—	—	27	—	27	—	27
	—	—	—	27	(226,650)	(226,623)	(4,906)	(231,529)
Shares issued as compensation	240,362	1,718	—			1,718		1,718
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(545)	(545)
Stock-based compensation on option grants	—	—	738	—	—	738	—	738
Dividends paid					(41,703)	(41,703)	—	(41,703)
Balance, December 31, 2015	151,883,734	$2,298,390	$22,829	$(458)	$(1,023,539)	$1,297,222	$1,394	$1,298,616
Total comprehensive income
Net income for the period	—	—	—	—	78,308	78,308	1,233	79,541
Other comprehensive income	—	—	—	3,070	—	3,070	—	3,070
	—	—	—	3,070	78,308	81,378	1,233	82,611
Shares issued on the exercise of stock options	242,383	3,088	(785)	—	—	2,303	—	2,303
Shares issued as compensation	114,434	900	—	—	—	900	—	900
Share-based compensation on option grants	—	—	695	—	—	695	—	695
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(321)	(321)
Dividends paid	—	—	—	—	(5,703)	(5,703)		(5,703)
Balance, September 30, 2016	152,240,551	$2,302,378	$22,739	$2,612	$(950,934)	$1,376,795	$2,306	$1,379,101

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2014	151,643,372	$2,296,672	$22,091	$(485)	$(755,186)	$1,563,092	$6,845	$1,569,937
Total comprehensive loss
Net loss for the period	—	—	—	—	(93,741)	(93,741)	(857)	(94,598)
Other comprehensive loss	—	—	—	(76)	—	(76)	—	(76)
	—	—	—	(76)	(93,741)	(93,817)	(857)	(94,674)
Shares issued as compensation	25,128	173				173		173
Share-based compensation on option grants	—	—	521	—	—	521	—	521
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(544)	(544)
Dividends paid	—	—	—	—	(34,124)	(34,124)	—	(34,124)
Balance, September 30, 2015	151,668,500	$2,296,845	$22,612	$(561)	$(883,051)	$1,435,845	$5,444	$1,441,289
See accompanying notes to the condensed interim consolidated financial statements.

5

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Mexico, Peru, Argentina and Bolivia. Additionally, the Company has project development activities in Mexico, Peru and Argentina, and exploration activities throughout South America, Mexico and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2015. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three and nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2015.

b.	Changes in Accounting Policies

There are no new accounting standards, interpretations, or amendments that would have a significant impact on the Company.

c.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On April 28, 2015, the IASB decided to defer the effective date of IFRS 15 to January 1, 2018. The Company is currently evaluating the impact of the financial reporting standard and amendments on its consolidated financial statements.

6

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 – Leases which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IAS 7, Statement of Cash Flows(“IAS 7”) Amendments to IAS 7, Statement of Cash Flows were issued in January 2016 as part of the IASB’s Disclosure Initiative. The amendments require certain enhanced disclosures of the cash and non-cash components of changes in liabilities resulting from financing activities and are required to be applied for years beginning on or after January 1, 2017. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

d.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained deficit with a balance of $1.38 billion as at September 30, 2016 (December 31, 2015 - $1.30 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2015. Refer to Note 15 for details of the Company’s revolving credit facility and related covenants.

7

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

4.	Financial Instruments

a.	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follow:

	September 30, 2016	December 31, 2015
Current derivative assets:
Diesel fuel swaps	$160	$—
	$160	$—
Current derivative liabilities:
Zinc contracts	$2,499	$—
Lead contracts	279	—
Foreign currency contracts	631	168
Diesel fuel swaps	—	2,667
	$3,409	$2,835

In addition, trade and other receivables include accounts receivable arising from provisional sales of metal concentrates and have been designated and classified as at FVTPL. The total trade and other receivables are as follows:

	September 30, 2016	December 31, 2015
Trade receivables from provisional concentrates sales	$52,730	$21,272
Not arising from sale of metal concentrates	67,229	65,769
Trade and other receivables	$119,959	$87,041

The net (losses) gains on derivatives for the three and nine months ended September 30, 2016 and 2015 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
(Losses) gains on commodity and diesel fuel swaps and foreign currency contracts:
Realized (losses) gains on foreign currency, diesel fuel swap and commodity contracts	$(1,028)	$949	$(2,820)	$1,521
Unrealized (losses) gains on foreign currency, diesel fuel swap and commodity contracts	(1,710)	(1,759)	(414)	154
	$(2,738)	$(810)	$(3,234)	$1,675
Gain on derivatives:
Gain on conversion feature of convertible notes	—	—	—	274
	$—	$—	$—	$274

8

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

b.	Financial assets designated as available-for-sale

The Company’s investments in marketable securities are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the three and nine months ended September 30 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Unrealized net gains (losses) on available for sale securities (net of $nil tax in 2016 and 2015)	$802	$(1,087)	$3,063	$(1,203)
Reclassification adjustment for realized (gains) losses on equity securities included in earnings (net of $nil tax in 2016 and 2015)	$(1)	$874	$7	$1,127
	$801	$(213)	$3,070	$(76)

c.	Fair Value of Financial Instruments

(i)	Fair value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At September 30, 2016 and December 31, 2015, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis are categorized as follows:

	September 30, 2016		December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Assets and (liabilities):
Short-term investments	$35,708	$—	$92,678	$—
Trade receivables from provisional concentrate sales	—	52,730	—	21,272
Lead contracts	—	(279)	—	—
Zinc contracts	—	(2,499)	—	—
Foreign currency contracts	—	(631)	—	(168)
Diesel fuel swap contracts	—	160	—	(2,667)

9

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the three and nine months ended September 30, 2016. At September 30, 2016, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Balance Sheet that would be categorized within Level 3 of the fair value hierarchy (December 31, 2015 - $nil).

(ii)	Valuation Techniques

Short-term investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market and U.S. Treasury securities. The fair value of investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) price for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

Derivative financial instruments
The Company’s unrealized gains and losses on commodity contracts, diesel fuel swaps, and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.

In 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had a notional value of $25.5 million of which $1.6 million remained outstanding as at September 30, 2016. The Company recorded a $0.2 million loss, and $1.0 million gain on the Diesel Swaps in the three and nine months ended September 30, 2016 (2015 - $2.2 million and $0.7 million loss, respectively).

d.	Financial Instruments and Related Risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(i)	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

During the three and nine months ended September 30, 2016, in order to limit its exposure to lower zinc prices on a portion of its zinc production, the Company used put and call contracts to collar the prices on 16,940 tonnes of zinc, of which only contracts for 10,175 tonnes of zinc remained outstanding at September 30, 2016. The outstanding contracts have a weighted average floor and cap of $1,880 and $2,180, respectively.  The remaining contracts have settlement dates between October 2016 and April 2017.  The Company recorded losses of $1.8 million and $3.2 million on zinc positions during the three and nine months ended September 30, 2016, respectively. The Company had no zinc positions during the three and nine months ended September 30, 2015.

10

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Further, during the three and nine months ended September 30, 2016, in order to limit its exposure to lower lead prices on a portion of its lead production, the Company used put and call contracts to collar the prices on 3,720 tonnes of lead, of which only contracts for 1,550 tonnes remained outstanding at September 30, 2016. The outstanding contracts have a fixed minimum price of $1,650 and a maximum price of $1,965 per tonne.  These remaining contracts have settlement dates between October 2016 and February 2017.  The Company recorded losses of $0.3 million and $0.3 million on the lead positions during the three and nine months ended September 30, 2016. The Company had no lead positions during the three and nine months ended September 30, 2015.

(ii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of the Company’s concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2016, the Company had receivable balances associated with buyers of its concentrates of $52.7 million (December 31, 2015 - $21.3 million). The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long-term agreements with fixed terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2016, the Company had approximately $32.8 million (December 31, 2015 - $21.4 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that supplies do not deliver products or perform services as expected. As at September 30, 2016, the Company had made $24.4 million (December 31, 2015 - $12.5 million) of supplier advances, which are reflected in “Trade and other receivables” on the Company’s balance sheet.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties, customers and suppliers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations. The credit risk, which the Company regularly assesses, is that the bank as an issuer of a financial instrument will default.

11

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

(iii)	Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian nuevo soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending. At September 30, 2016 and December 31, 2015, the Company had no outstanding contracts to purchase CAD or PEN. At September 30, 2016, the Company had outstanding collars made up of put and call contracts on its foreign currency exposure of MXN purchases with a nominal value of $20.1 million and settlement dates between October 2016 and June 2017. The positions have a weighted average floor of $17.65 and average cap of $20.20. The Company recorded losses of $0.4 million and $0.7 million on the foreign exchange positions during the three and nine months ended September 30, 2016 (2015 - $0.2 million and $0.2 million in losses, respectively).

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

(v)	Commitments

The Company’s commitments at September 30, 2016 have contractual maturities as summarized below:

	Payments due by period
	Total	Within 1 year (1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$129,062	$129,062	$—	$—	$—
Credit Facility	38,680	960	1,520	36,200	—
Loan obligation (Note 12)	5,223	5,223	—	—	—
Finance lease obligations(2)	5,812	2,746	3,066	—	—
Severance accrual	4,520	992	693	379	2,456
Employee compensation(3)	8,523	4,553	3,970	—	—
Loss on foreign currency and commodity contracts	3,409	3,409	—	—	—
Provisions	4,319	2,945	461	628	285
Income taxes payable	27,311	27,311	—	—	—
Total contractual obligations(4)	$226,859	$177,201	$9,710	37,207	$2,741

(1)
Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

12

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

September 30, 2016		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$129,062	$—	$129,062
Credit facility	—	960	960
Loan obligation	5,214	9	5,223
Current portion of finance lease	2,611	135	2,746
Current severance liability	992	—	992
Employee Compensation RSU’s & PSU’s	4,190	363	4,553
Unrealized loss on foreign currency and commodity contracts	3,409	—	3,409
Provisions	2,945	—	2,945
Income tax payable	27,311	—	27,311
Total contractual obligations within one year(4)	$175,734	$1,467	$177,201

(2)	Includes lease obligations in the amount of $5.8 million (December 31, 2015 - $4.1 million) with a net present value of $5.6 million (December 31, 2015 - $4.0 million) discussed further in Note 14

(3)
Includes RSU and PSU obligation in the amount of $6.7 million (December 31, 2015 – $2.5 million) and $1.8 million (December 31, 2015 - $0.7 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2016 and 50% in December 2017. The PSU obligation vests over three years (see Note 17).

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation of: current of $6.3 million, and long-term of $49.1 million (December 31, 2015 – current of $6.0 million, long term $44.5 million), the deferred credit arising from the Aquiline acquisition of $20.8 million (December 31, 2015 - $20.8 million) discussed in Note 16, and deferred tax liabilities of $159.9 million (December 31, 2015 - $142.1 million).

5.	Short-Term Investments

	September 30, 2016			December 31, 2015
Available for sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding (losses)
Short-term investments	$35,708	$33,096	$2,612	$92,678	$93,136	$(458)

6.	Inventories

Inventories consist of:

	September 30, 2016	December 31, 2015
Concentrate inventory	$15,907	$17,216
Stockpile ore(1)	24,120	18,988
Heap leach inventory and in process(2)	104,861	82,846
Doré and finished inventory(3)	37,011	33,981
Materials and supplies	47,068	51,330
	$228,967	$204,361

(1)
Includes an impairment charge of $14.1 million to reduce the cost of inventory to net realizable value (“NRV“) at Dolores and Manantial Espejo mines (December 31, 2015 – $28.8 million at Dolores, Manantial Espejo, and Alamo Dorado).

(2)
Includes an impairment charge of $7.6 million to reduce the cost of inventory to NRV at Dolores, Manantial Espejo, and Alamo Dorado mines (December 31, 2015 - $21.3 million at Dolores and Manantial Espejo).

(3)	Includes an impairment charge of $nil to reduce the cost of inventory to NRV at Alamo Dorado (December 31, 2015 - $3.7 million at Dolores and Manantial Espejo).

7.	Mineral Properties, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations, amongst others.

13

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Mineral properties, plant and equipment consist of:

	September 30, 2016			December 31, 2015
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$180,972	$(92,089)	$88,883	$171,574	$(82,896)	$88,678
Morococha mine, Peru	217,475	(185,079)	32,396	214,855	(177,621)	37,234
Alamo Dorado mine, Mexico	197,199	(197,199)	—	198,950	(198,950)	—
La Colorada mine, Mexico	251,221	(79,320)	171,901	200,083	(72,732)	127,351
Dolores mine, Mexico	1,115,402	(607,403)	507,999	921,169	(512,308)	408,861
Manantial Espejo mine, Argentina	361,959	(349,044)	12,915	360,735	(341,457)	19,278
San Vicente mine, Bolivia	133,781	(78,787)	54,994	130,595	(72,230)	58,365
Other	25,064	(16,861)	8,203	25,237	(16,441)	8,796
Total	$2,483,073	$(1,605,782)	$877,291	$2,223,198	$(1,474,635)	$748,563

Land and Exploration and Evaluation:
Land			$3,438			$3,515
Navidad Project, Argentina			190,471			190,471
Minefinders exploration projects, Mexico			95,100			173,401
Morococha, Peru			3,238			3,238
Other			26,291			26,033
Total non-producing properties			$318,538			$396,658
Total mineral properties, plant and equipment			$1,195,829			$1,145,221

On May 8, 2016, the Company sold a 75% interest in the shares of Shalipayco S.A.C. (“Shalipayco”) for consideration of $15.0 million in cash and a one percent (1%) Net Smelter Returns Royalty (the “NSR”). Shalipayco had a carrying value of $nil before the sale and the remaining interest has been subsequently recognized as an investment in an associate with a carrying value of $nil. The NSR represented an addition to mineral property plant and equipment, at the time of sale, with a carrying value of $3.3 million but was transferred, on July 11, 2016, as part of the Maverix Arrangement (Note 9). Shalipayco is the owner of the Shalipayco zinc development project located in the provinces of Pasco and Junin, Peru.

8.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in assumptions indicate that the carrying amount may not be recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.

Based on the Company’s assessment at September 30, 2016 of potential impairments with respect to its mineral properties, the Company has concluded that there are no impairment charges or impairment reversals required as at September 30, 2016. At September 30, 2015, the Company determined that the carrying value of the Manantial Espejo mine of approximately $83.4 million, including mineral properties, plant equipment and stockpile inventories, net of associated deferred tax assets and closure and decommissioning liabilities, was greater than its recoverable amount of $29.9 million when using a 8.25% risk adjusted discount rate. Based on the above assessment at September 30, 2015, the Company recorded an impairment charge related to the Manantial Espejo mine of $49.7 million, before tax ($53.5 million including deferred tax adjustment of $3.7 million) comprised of mineral property, plant and equipment of $28.8 million, and stockpile inventory adjustment of $21.0 million. The Company estimated the recoverable amount of the mine by way of a discounted future cash flow model.

14

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Goodwill arose when the Company acquired Minefinders in 2012 and consists of:

	2016	2015
As at January 1,	$3,057	$3,057
As at September 30,	$3,057	$3,057

9.	Investment in Associates

Investment in associates consist of:

	September 30, 2016	December 31, 2015
Investment in Maverix Metals Inc. ("Maverix")	$28,833	$—
Investment in other	1,450	1,450
	$30,283	$1,450

The following table shows a continuity of the Company's interest in Maverix:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Balance of investment in associate, July 11, 2016	$29,371	$—	$29,371	$—
Equity pickup of loss(1)	(538)	—	(538)	—
Balance of investment in associate, Sept 30, 2016	$28,833	$—	$28,833	$—

(1)	Represents the Company's 63% share of Maverix's loss for the 81 day period from the date of acquisition of interest in Maverix.

Investment in Maverix:

On July 11, 2016 Maverix (formerly, MacMillan Minerals Inc.) and the Company closed a plan of arrangement (the "Arrangement") pursuant to which Maverix acquired 13 royalties, precious metals streams and payment agreements (the "Portfolio") from the Company.

As part of the Arrangement, Pan American received 42,850,000 common shares (the "Shares") and 20,000,000 common share purchase warrants (the "Warrants") in exchange for the Portfolio. The Warrants are exercisable for five years, at the option of the Company, and without restriction, with one-half exercisable at $0.546 per share and the other half exercisable at $0.78 per share. Following the close of the Arrangement, Maverix had a total of 79,837,856 issued and outstanding common shares, of which the Company holds approximately 54 percent on a non-diluted basis.

As a result of the Company's limited board representation in Maverix and restricted influence over Maverix's operating, strategic and financing decisions, the Company concluded that it has significant influence over, but does not control Maverix. As such, the Investment in Maverix is considered an Investment in Associate, accounted for using the equity method, whereby the Company will record its portion of Maverix's loss based on Pan American's fully diluted ownership interest in Maverix. The investment in Maverix has been recorded at $29.4 million based on the fair value of the Company’s acquired interest, and the book value of the portion of the Portfolio retained.

The Company also concluded that the Maverix Warrants represent an in substance ownership interest in Maverix rather than a derivative financial asset and were thus a component of the Maverix Investment in Associate. A corresponding warrant liability of $11.7 million was recognized as the aggregate exercise price of the Warrants (calculated as the aggregate exercise price discounted at 2.6%).  Based on this treatment, the Company's share of Maverix income or loss will be recorded based on its 63% interest, representing the Company’s fully diluted ownership.

15

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Deferred Revenue:

Included in the Portfolio are precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa to Maverix for $650 and $450 per ounce, respectively (the "Streams").

A deferred revenue liability of $7.8 million was recognized for the Streams and  represents the fair value of the differential between the fixed contracted gold prices in the streams, and the assumed future market gold prices included in the underlying  La Colorada and La Bolsa mine models. The amount of the liability recognized by the Company was the portion of the deferred revenue to be paid to Maverix owners other than Pan American. The deferred revenue related to the Streams will be recognized as revenue as the gold ounces are delivered to Maverix. During the 81 days ended September 30, 2016, $0.2 million of revenue was recognized for the delivery of 241 ounces of gold from La Colorada.

Gain on contribution of assets:

The transaction resulted in the recognition of a gain in the amount of $6.6 million ($0.6 million gain after taxes).

10.	Other Assets

Other assets consist of:

	September 30, 2016	December 31, 2015(1)
Reclamation bonds	$199	$199
Lease receivable	158	185
Other assets	87	37
	$444	$421

(1)	Investment in Associates have been recast to be presented in Note 9,

11.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	September 30, 2016	December 31, 2015
Trade accounts payable(1)	$37,459	$53,570
Royalties payable	9,516	1,947
Other accounts payable and trade related accruals	42,496	28,796
Payroll and related benefits	29,505	17,366
Severance accruals	992	720
Other taxes payable	2,761	1,220
Other	11,515	9,210
	$134,244	$112,829

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date.

16

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

12.	Loans Payable

	September 30, 2016(1)	December 31, 2015(2)
Loans payable	$5,214	$19,578

(1)

As at September 30, 2016
Due	US$	Int. Rate	Total US$
October 12, 2016	$2,018	4.15%	$2,018
October 17, 2016	3,196	4.50%	3,196
	$5,214		$5,214

(2)

As at December 31, 2015
Due	Argentine Peso	US$	Int. Rate	Total US$
January 6, 2016	$5,291	$—	40.00%	$406
January 15, 2016	89,065	—	30.00%	6,872
January 23, 2016	—	2,305	3.90%	2,305
January 29, 2016	—	300	5.30%	300
January 29, 2016	—	2,500	3.82%	2,500
February 28, 2016	—	3,195	4.25%	3,195
March 9, 2016	—	3,200	3.35%	3,200
March 9, 2016	—	800	3.85%	800
	$94,356	$12,300		$19,578

17

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

13.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2014	$43,173	$5,011	$48,184
Revisions in estimates and obligations incurred	6,859	—	6,859
Charged (credited) to earnings:
-new provisions	—	125	125
-unused amounts reversed	—	(86)	(86)
-exchange gains on provisions	—	(377)	(377)
Charged in the period	—	(255)	(255)
Reclamation expenditures	(2,818)	—	(2,818)
Accretion expense	3,239	—	3,239
December 31, 2015	$50,453	$4,418	$54,871
Revisions in estimates and obligations incurred	5,031		5,031
Charged (credited) to earnings:
-new provisions	—	302	302
-unused amounts reversed	—	(69)	(69)
-exchange losses on provisions	—	(36)	(36)
Charged in the period	—	(296)	(296)
Reclamation expenditures	(3,414)	—	(3,414)
Accretion expense (Note 22)	3,273	—	3,273
September 30, 2016	$55,343	$4,319	$59,662

Maturity analysis of total provisions:	September 30, 2016	December 31, 2015
Current	$9,212	$8,979
Non-Current	50,450	45,892
	$59,662	$54,871

18

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

14.	Finance Lease Obligations

	September 30, 2016	December 31, 2015
Lease obligations(1)	$5,614	$3,997

	September 30, 2016	December 31, 2015
Maturity analysis of finance leases:
Current	$2,611	$2,238
Non-current	3,003	1,759
	$5,614	$3,997
(1)Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at September 30, 2016 and December 31, 2015 to their present value is presented in the table below.

	September 30, 2016	December 31, 2015
Less than a year	$2,746	$2,319
2 years	2,274	1,030
3 years	792	775
4 years	—	—
5 years	—	—
	5,812	4,124
Less future finance charges	(198)	(127)
Present value of minimum lease payments	$5,614	$3,997

15.	Long Term Debt

	September 30, 2016	December 31, 2015
Credit Facility	$36,200	$36,200
Total long-term debt	$36,200	$36,200

	September 30, 2016	December 31, 2015
Maturity analysis of Long Term Debt:
Current	$—	$—
Non-Current	36,200	36,200
	$36,200	$36,200

On April 15, 2015 the Company entered into a new $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by 1 year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of September 30, 2016 the Company was in compliance with all covenants required by the Credit Facility.

19

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

The upfront costs have been recorded as an asset under the classification Prepaid expenses and other current assets and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.

At the option of the Company, amounts can be drawn under the Credit Facility and will incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 2.125% to 3.125% or; (ii) the Bank of Nova Scotia’s Base Rate plus 1.125% to 2.125%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.478% to 0.703% per annum, dependent on the Company’s leverage ratio.

At September 30, 2016 and December 31, 2015 $36.2 million was drawn on the Credit Facility under LIBOR loans at an average annual rate of 2.55%. During the three and nine months ended September 30, 2016, the Company has incurred $0.4 million, and $1.0 million (2015 - $nil and $nil, respectively) in standby charges on undrawn amounts and $0.1 million, and $0.7 million (2015 - $nil and $nil, respectively) in interest on drawn amounts under this Facility.

16.	Other Long Term Liabilities

Other long term liabilities consist of:

	September 30, 2016	December 31, 2015
Deferred credit(1)	$20,788	$20,788
Other income tax payable	7,316	6,624
Severance accruals	3,528	3,091
	$31,632	$30,503

(1)
As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

17.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five trading days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Subject to certain exceptions, any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provide annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units (“RSUs”) plan described below is part of the LTIP plan. In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP, plan described below.

The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

20

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Transactions concerning stock options is summarized as follows in CAD:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2014	1,394,515	$19.74
Granted	446,279	$9.76
Exercised	—	$—
Expired	(190,862)	$25.19
Forfeited	(97,009)	$23.21
As at December 31, 2015	1,552,923	$15.98
Granted
Exercised	(242,383)	$12.37
Expired	(9,352)	$24.70
Forfeited	(22,810)	$20.49
September 30, 2016	1,278,378	$16.52

Long Term Incentive Plan

During the three months ended September 30, 2016, 151,017 common shares were issued in connection with the exercise of options under the plan (2015 – nil), 9,352 options expired (2015 – nil) and nil options were forfeited (2015 – nil).

During the nine months ended September 30, 2016, 242,383 common shares were exercised in connection with the options under the plan (2015 – nil), 9,352 options expired (2015 – 190,862) and 22,810 options were forfeited (2015 – 97,009).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2016. The underlying options agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2016	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2016	Weighted Average Exercise Price CAD$
$9.76 - $11.57	573,340	69.05	$10.14	127,061	$11.49
$11.58 - $17.01	186,122	64.32	$11.70	82,246	$11.86
$17.02 - $18.53	145,014	40.97	$18.40	145,014	$18.40
$18.54 - $24.90	298,798	26.28	$24.90	298,798	$24.90
$24.91 - $40.22	75,104	14.32	$40.22	75,104	$40.22
	1,278,378	51.96	$16.52	728,223	$21.37

During the three and nine months ended September 30, 2016, the total employee share-based compensation expense related to options recognized in the income statement was $0.2 million and $0.7 million, respectively (2015 - $0.2 million, and $0.5 million, respectively). In addition, for the three and nine months ended September 30, 2016 the Company accrued for $0.5 million, and $1.6 million, respectively, in share based compensation expense related to estimated shares to be issued under the LTIP plan (2015 - $0.6 million, and $1.8 million, respectively).

21

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Performance Shares Units

In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board has not yet approved the issuance of PSUs for 2016 (2015 – 73,263 PSUs approved at a share price of CAD $9.33). For the three and nine month periods ended September 30, 2016 there was a PSU compensation recovery of $0.2 million, and expense of $0.6 million, respectively, (2015 – $nil, and $0.05 million expense, respectively) and is presented as a component of general and administrative expense.

PSU	Number Outstanding	Fair Value
As at December 31, 2014	30,408	$281
Granted	73,263	503
Paid out	—	—
Forfeited	—	—
Change in value	—	(101)
As at December 31, 2015	103,671	$683
Granted	—	—
Paid out	—	—
Forfeited	—	—
Change in value	—	1,155
September 30, 2016	103,671	$1,838

Restricted Share Units (“RSUs”)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash or Common Shares at the discretion of the Board and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on Pan American common shares over the vesting period.

Compensation expense for RSU’s for the three and nine months ended September 30, 2016 was $1.0 million, and $3.2 million, respectively, (2015 – $0.1 million recovery, and $0.4 million expense, respectively) and is presented as a component of general and administrative expense.

22

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

At September 30, 2016, the following RSU’s were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2014	240,757	$2,261
Granted	305,455	2,192
Paid out	(148,891)	(1,068)
Forfeited	(17,177)	(112)
Change in value	—	(778)
As at December 31, 2015	380,144	$2,495
Granted	—	—
Paid out	—	—
Forfeited	(2,435)	(43)
Change in value	—	4,233
September 30, 2016	377,709	$6,685

Dividends

On August 11, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on August 23, 2016.

On May 11, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on May 24, 2016.

On February 18, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on February 29, 2016.

On November 12, 2015, the Company declared a quarterly dividend of $0.05 per common share to be paid to holders of record of its common shares as of the close of business on November 23, 2015.

On August 13, 2015, the Company declared a quarterly dividend of $0.05 per common share to be paid to holders of record of its common shares as of the close of business on August 25, 2015.

On May 11, 2015, the Company declared a dividend of $0.05 per common share paid to holders of record of its common share as of the close of business on May 22, 2015.

On February 19, 2015, the Company declared dividends payable of $0.125 per common share payable to holders of record of its common shares as of the close of business day on March 2, 2015.

18.	Earnings (Loss) Per Share (Basic and Diluted)

Three Months Ended September 30,	2016			2015
	Earnings (Numerator)	Shares (Denominator) (000’s)	Per-Share Amount	Loss (Numerator)	Shares (Denominator) (000’s)	Per-Share Amount
Net Earnings (Loss)(1)	$42,766			$(67,048)

Basic EPS	$42,766	152,198	$0.28	$(67,048)	151,653	$(0.44)
Effect of Dilutive Securities:
Stock Options	—	485	—	—	—	—
Diluted EPS	$42,766	152,683	$0.28	$(67,048)	151,653	$(0.44)

(1)	Net earnings attributable to equity holders of the Company.

23

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Nine months ended September 30,	2016			2015
	Earnings (Numerator)	Shares (Denominator) (000’s)	Per-Share Amount	Loss (Numerator)	Shares (Denominator) (000’s)	Per-Share Amount
Net Earnings (Loss)(1)	$78,308			$(93,741)

Basic EPS	$78,308	152,070	$0.51	$(93,741)	151,647	$(0.62)
Effect of Dilutive Securities:
Stock Options	—	373	—	—	—	—
Diluted EPS	$78,308	152,443	$0.51	$(93,741)	151,647	$(0.62)

(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2016 were 373,902 and 506,671, respectively, out-of-money options, and warrants (2015 –1,106,644 and 1,106,644, respectively).

19.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working	Three months ended September 30,		Nine months ended September 30,
capital items:	2016	2015	2016	2015
Trade and other receivables	$(7,303)	$9,989	$(24,469)	$7,488
Inventories	7,689	2,938	13,564	16,816
Prepaid expenses and other current assets	752	1,305	(1,829)	(2,067)
Accounts payable and accrued liabilities	7,481	(7,075)	8,185	(6,447)
Provisions	(1,324)	(498)	(3,279)	(2,014)
	$7,295	$6,659	$(7,828)	$13,776

	Three months ended September 30,		Nine months ended September 30,
Significant Non-Cash Items:	2016	2015	2016	2015
Equipment acquired under finance lease	$704	$—	$3,938	$920
Net Smelter Royalty (Note 7)	$—	$—	$3,300	$—

Cash and cash equivalents are comprised of:	September 30, 2016	December 31, 2015
Cash	$188,823	$123,144
Short term money market investments	20,742	10,819
Cash and cash equivalents	$209,565	$133,963

24

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

20.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Company’s head office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

	Three months ended September 30, 2016
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$30,145	$25,134	$56,563	$10,035	$32,199	$51,010	$—	$28,560	$—	$233,646
Depreciation and amortization	$(3,122)	$(4,087)	$(17,532)	$(34)	$(2,349)	$(2,906)	$(29)	$(3,595)	$(143)	$(33,797)
Exploration and project development	$(168)	$(438)	$(611)	$103	$(26)	$—	$(1,916)	$—	$(1,260)	$(4,316)
Interest income	$6	$59	$—	$—	$—	$123	$—	$—	$247	$435
Interest and financing expenses	$(168)	$(111)	$(175)	$(495)	$(77)	$(627)	$(17)	$(55)	$(751)	$(2,476)
Gain (loss) on disposition of assets	$—	$98	$(27)	$131	$16,523	$240	$—	$—	$(10,074)	$6,891
Foreign exchange gain (loss)	$120	$(43)	$78	$(146)	$2,400	$(837)	$(229)	$175	$(2,797)	$(1,279)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$(2,738)	$(2,738)
Earnings (loss) before income taxes	$9,989	$6,423	$8,723	$3,437	$29,815	$28,064	$(1,961)	$7,396	$(12,483)	$79,403
Income tax expense	$(4,039)	$(1,264)	$(7,680)	$(1,621)	$(12,178)	$(3,943)	$(5)	$(4,311)	$(922)	$(35,963)
Net earnings (loss) for the period	$5,950	$5,159	$1,043	$1,816	$17,637	$24,121	$(1,966)	$3,085	$(13,405)	$43,440
Capital expenditures	$2,548	$2,363	$26,683	$—	$15,034	$331	$(104)	$1,576	$86	$48,517

	Nine months ended September 30, 2016
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$79,102	$71,052	$141,104	$39,436	$85,621	$111,624	$—	$56,240	$—	$584,179
Depreciation and amortization	$(9,609)	$(12,544)	$(43,971)	$(2,328)	$(7,316)	$(9,726)	$(91)	$(6,903)	$(435)	$(92,923)
Exploration and project development	$(261)	$(944)	$(1,075)	$—	$(155)	$—	$(2,964)	$—	$(2,867)	$(8,266)
Interest income	$17	$61	$—	$—	$—	$240	$19	$—	$639	$976
Interest and financing expenses	$(502)	$(324)	$(443)	$(315)	$(230)	$(2,464)	$(50)	$(164)	$(2,329)	$(6,821)
Gain (loss) on disposition of assets	$4	$79	$(21)	$136	$16,527	$(8)	$—	$—	$8,226	$24,943
Foreign exchange (loss) gain	$(37)	$(8)	$(291)	$(390)	$1,847	$(2,519)	$548	$1,103	$(4,866)	$(4,613)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$(3,234)	$(3,234)
Earnings (loss) before income taxes	$19,030	$13,925	$3,097	$6,872	$42,909	$31,676	$(3,247)	$9,634	$9,232	$133,128
Income tax (expense) recovery	$(7,142)	$(3,432)	$(7,505)	$(4,141)	$(15,808)	$(3,943)	$(14)	$(4,070)	$(7,532)	$(53,587)
Net earnings (loss) for the period	$11,888	$10,493	$(4,408)	$2,731	$27,101	$27,733	$(3,261)	$5,564	$1,700	$79,541
Capital expenditures	$5,499	$4,354	$78,124	$—	$53,004	$1,771	$5	$3,233	$194	$146,184

	As at September 30, 2016
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Total assets	$131,092	$63,943	$791,905	$46,962	$243,192	$107,351	$193,216	$97,382	$186,545	$1,861,588
Total liabilities	$42,407	$22,242	$185,552	$12,183	$42,548	$44,016	$1,084	$34,138	$98,317	$482,487

25

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

	Three months ended September 30, 2015
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$17,676	$15,122	$41,289	$15,509	$21,138	$38,313	$—	$10,367	$—	$159,414
Depreciation and amortization	$(2,979)	$(5,095)	$(10,603)	$(2,684)	$(2,665)	$(10,925)	$(44)	$(1,566)	$(161)	$(36,722)
Exploration and project development	$(268)	$(189)	$(119)	$1	$(80)	$—	$(1,387)	$—	$(1,330)	$(3,372)
Interest income	$7	$7	$1	$75	$1	$393	$—	$—	$19	$503
Interest and financing expenses	$(175)	$(117)	$1,122	$(60)	$(64)	$(1,046)	$(12)	$(56)	$(1,041)	$(1,449)
Gain on disposition of assets	$—	$16	$1	$—	$—	$22	$—	$23	$—	$62
Foreign exchange gain (loss)	$(1)	$(65)	$95	$(1,352)	$(956)	$80	$1	$1,147	$(2,628)	$(3,679)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$(810)	$(810)
Impairment charge	$—	$—	$—	$—	$—	$(28,756)	$—	$—	$—	$(28,756)
(Loss) earnings before income taxes	$(2,063)	$(7,421)	$(3,970)	$(1,758)	$115	$(58,112)	$(2,238)	$294	$5,872	$(69,281)
Income tax recovery (expense)	$225	$1,495	$1,614	$(2,037)	$2,535	$(2,294)	$(2)	$1,290	$(1,059)	$1,767
Net (loss) earnings for the period	$(1,838)	$(5,926)	$(2,356)	$(3,795)	$2,650	$(60,406)	$(2,240)	$1,584	$4,813	$(67,514)
Capital expenditures	$4,132	$1,874	$8,810	$—	$12,978	$2,358	$—	$807	$67	$31,026

	Nine months ended September 30, 2015
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$58,233	$50,419	$129,396	$49,254	$70,240	$111,498	$—	$42,688	$—	$511,728
Depreciation and amortization	$(8,765)	$(15,025)	$(37,718)	$(8,262)	$(8,212)	$(30,080)	$(131)	$(5,243)	$(492)	$(113,928)
Exploration and project development	$(712)	$(480)	$(336)	$—	$(82)	$—	$(5,949)	$—	$(2,061)	$(9,620)
Interest income	$73	$11	$2	$332	$2	$478	$—	$—	$10	$908
Interest and financing expenses	$(533)	$(454)	$944	$(180)	$(192)	$(3,753)	$(34)	$(169)	$(1,552)	$(5,923)
Gain on disposition of assets	$5	$188	$40	$3	$34	$22	$—	$23	$19	$334
Gain on derivatives	$—	$—	$—	$—	$—	$—	$—	$—	$274	$274
Foreign exchange gain (loss)	$72	$(253)	$(580)	$(2,635)	$(2,044)	$602	$30	$1,521	$(5,746)	$(9,033)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$1,675	$1,675
Impairment charge	$—	$—	$—	$—	$—	$(28,756)	$—	$—	$—	$(28,756)
Earnings (loss) before income taxes	$(1,535)	$(18,918)	$(10,097)	$(7,306)	$4,068	$(71,435)	$(8,116)	$6,260	$16,322	$(90,757)
Income tax (expense) recovery	$(1,525)	$2,907	$(2,350)	$(2,738)	$1,009	$2,836	$(25)	$(343)	$(3,612)	$(3,841)
Net (loss) earnings for the period	$(3,060)	$(16,011)	$(12,447)	$(10,044)	$5,077	$(68,599)	$(8,141)	$5,917	$12,710	$(94,598)
Capital expenditures	$8,492	$4,797	$32,657	$—	$32,869	$11,725	$107	$2,290	$93	$93,030

	As at December 31, 2015
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Total assets	$111,999	$62,012	$721,926	$68,575	$167,836	$95,866	$193,213	$81,981	$211,629	$1,715,037
Total liabilities	$33,576	$19,235	$164,900	$16,909	$25,305	$63,020	$1,379	$17,974	$74,123	$416,421

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2016	2015	2016	2015
Refined silver and gold	$123,379	$99,595	$306,921	$306,398
Zinc concentrate	25,267	12,643	65,330	40,785
Lead concentrate	60,014	28,103	137,001	99,547
Copper concentrate	24,986	19,073	74,927	64,998
Total	$233,646	$159,414	$584,179	$511,728

26

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

21.	Production Costs

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Consumption of raw materials and consumables	$43,535	$52,134	$124,429	$155,899
Employee compensation and benefits expense	38,986	41,430	112,605	122,938
Contractors and outside services	21,729	20,990	59,568	63,407
Utilities	5,148	4,873	14,166	15,565
Other expenses(2)	8,816	9,196	29,975	27,302
Changes in inventory(1)	(15,211)	14,714	(22,876)	19,047
	$103,003	$143,337	$317,867	$404,158

(1)
Includes NRV adjustments to inventory to reduce production costs by $19.6 million and $32.1 million for the three and nine months ended September 30, 2016 (2015 - $16.4 million, and $5.8 million increase in production costs, respectively).

(2)	Includes CADL adjustments to inventory to reduce production costs by $2.3 million and $2.4 million for the three and nine months ended September 30, 2016 (2015 - $nil, and $nil, respectively).

22.	Interest and Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Interest expense (income)	$249	$(113)	$1,224	$2,474
Finance fees	746	753	2,324	1,020
Accretion of closure and decommissioning provision (Note 13)	1,481	809	3,273	2,429
	$2,476	$1,449	$6,821	$5,923

23.	Income Taxes

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Current income tax expense	$15,392	$2,387	$34,190	$8,740
Deferred income tax expense (recovery)	20,571	(4,154)	19,397	(4,899)
Income taxes expense (recovery)	$35,963	$(1,767)	$53,587	$3,841

Income tax expense (recovery) differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three months ended September 30, 2016 and the comparable period of 2015 were non-taxable foreign exchange rate fluctuations, changes in non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

27

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Income (loss) before taxes	$79,403	$(69,281)	$133,128	$(90,757)
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense (recovery) based on above rates	$20,645	$(18,013)	$34,613	$(23,597)
Increase (decrease) due to:
Non-deductible expenses	1,593	987	3,983	2,686
Foreign tax rate differences	6,431	(6,671)	7,481	(10,180)
Change in net deferred tax assets not recognized
- Argentina exploration expenses	673	782	1,344	2,844
- Other deferred tax assets not recognized	(6,572)	2,947	(6,473)	3,369
Non-taxable portion of net earnings of affiliates	(1,228)	(1,239)	(3,686)	(3,676)
Effect of other taxes paid (mining and withholding)	2,621	1,745	5,815	4,812
Effect of foreign exchange on tax expense	10,840	2,575	8,266	10,721
Impairment charges and net realizable value adjustments	—	17,486	—	17,486
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	355	902	672	1,786
Other	605	(3,268)	1,572	(2,410)
Income tax expense (recovery)	$35,963	$(1,767)	$53,587	$3,841
Effective tax rate	45.29%	2.55%	40.25%	(4.23)%

24.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company. In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial condition of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 4.

c.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of September 30, 2016, $55.3 million (December 31, 2015 - $50.5 million) was accrued for closure and decommissioning costs relating to mineral properties. See also Note 13.

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Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

d.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

e.	Law changes in Argentina

Under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Historically, the Argentine government also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials.  In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies,  exposing us to additional risks of Peso devaluation and high domestic inflation.

While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations.  It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration or what financial and operational impacts these and any future changes might have on the Company.  As such, the Company continues to monitor and assess the situation in Argentina.

f.	Political changes in Bolivia

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

g.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

29

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

h.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

i.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

As part of the Arrangement closed with Maverix on July 11, 2016 (Note 9), Maverix acquired from the Company a portfolio of royalties, precious metals streams and payment agreements, in exchange for a 54% interest in Maverix (63% fully diluted).  The key portfolio assets included the economic equivalent of one hundred percent (100%) of the gold produced from Pan American’s operating La Colorada silver mine, less a fixed price of US$650 per ounce for the life of the mine, as well as an agreement to purchase five percent (5%) of future gold production at a fixed price of US$450 per ounce from the feasibility stage La Bolsa project.  The portfolio also included, among others, a net smelter returns royalty of one and one-quarter percent (1¼%), or its equivalent, on all metals produced from the pre-feasibility stage Calcatreu project, and a net smelter returns royalty of one percent (1%) on the Pico Machay project, both of which are currently owned by Pan American.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina, which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Refer to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 16.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

30

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2016 and December 31, 2015 and for the three months and nine months ended September 30, 2016 and 2015
(unaudited tabular amounts are in thousands of U.S. dollars except number of options, share units and warrants and per share amounts)

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the three and nine months ended September 30, 2016, the royalties paid to COMIBOL amounted to approximately $3 million and $10.8 million, respectively (2015 - $1.8 million and $6.6 million, respectively).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three and nine months ended September 30, 2016 the royalties paid to EMUSA amounted to approximately $0.3 million and $0.8 million, respectively (2015 - $0.2 million, and $0.6 million, respectively).

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible. For the three and nine months ended September 30, 2016 the royalty amounted to $1.7 million and $3.7 million, respectively (2015 - $1 million, and $3.4 million, respectively).

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. The royalties to Royal Gold amounted to approximately $1.6 million and $3.9 million for the three and nine months ended September 30, 2016 respectively (2015 – $1 million and $3.4 million, respectively).

Navidad project

In late June 2012, the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

25.	Related Party Transactions

A company, owned by a director of the Company, was paid approximately $nil and $0.1 million (2015 - $nil and $nil, respectively), respectively for the three and nine months ended September 30, 2016 for consulting services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

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